UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 21, 2006

IDAHO GENERAL MINES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Idaho

(State or Other Jurisdiction of Incorporation)

000-50539	**91-0232000**
(Commission File Number)	(IRS Employer Identification No.)

10 N. Post St., Suite 610, Spokane, WA	**99201**
(Address of Principal Executive Offices)	(Zip Code)

(509) 838-1213

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 **Entry into a Material Definitive Agreement**

On April 21, 2006, Idaho General Mines, Inc. (the "Company") entered into a three-year employment agreement with Henry A. Miller (the "Employment Agreement") whereby Mr. Miller will serve as the Company's Chief Financial Officer, Vice President—Finance and Senior Counsel. The terms of the Employment Agreement are more fully described in Item 5.02 below, which is incorporated by reference herein.

Item 5.02 **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On April 21, 2006, the Company entered into the three-year Employment Agreement with Henry A. Miller. Mr. Miller will serve as the Company's Chief Financial Officer, Vice President—Finance and Senior Counsel effective.

Pursuant to the terms of the Employment Agreement, Mr. Miller will be paid a minimum base salary of $200,000 per year. In addition, Mr. Miller will be entitled to participate in an executive management bonus program and receive a discretionary performance bonus. Mr. Miller will also receive 600,000 stock options, one-third of which vest immediately and the remainder of which vest over a two-year period. Upon a change of control of the Company, as defined in the Employment Agreement, any unvested options that Mr. Miller holds will immediately vest, and he will be entitled to a share appreciation in common shares equal to 100% of his fully diluted equity position, which includes all of his shares, options and warrants.

In connection with Mr. Miller's appointment, effective as of April 21, 2006 Robert Dumont will no longer serve as the Company's acting Chief Financial Officer, but will continue as the Company's Vice President—Business Strategies and Investor Relations. In addition, effective as of April 21, 2006, Matthew Russell, the Company's Vice President—Operations since March 2004, has been appointed as the Company's Chief Operating Officer and Executive Vice President—Operations.

A copy of the Employment Agreement is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. A copy of a press release issued by the Company on April 24, 2006 is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01 **Financial Statements and Exhibits**

   (c) Exhibits

       99.1   Employment Agreement between Idaho General Mines, Inc. and Henry Miller dated
              April 21, 2006
       99.2   Press Release dated April 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.
(Registrant)

Date: April 24, 2006   By: */s/ Matthew Russell*
                                                Matthew Russell
                                                Chief Operating Officer and Executive Vice
                                                President—Operations

Exhibit 99.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT ("Agreement") effective as of this 21 day of April, 2006

BETWEEN:

Idaho General Mines, Inc.

10 N. Post Street
Suite 610
Spokane, WA 99201

(the "Company")

-and-

Henry A Miller

Chief Financial Officer, EVP Finance and Senior Counsel
201 St. Charles Ave., Suite 3100
New Orleans, LA 70170

(the "Executive")

RECITALS

WHEREAS, the Company recognizes that the current business environment makes it difficult to attract and retain highly qualified executives unless a certain degree of security can be offered to such individuals against organizational and personnel changes which frequently follow changes in control of a corporation; and

WHEREAS, the Company desires to assure fair treatment of its executives in the event of a Change in Control (as defined below) and to allow them to make critical career decisions without undue time pressure and financial uncertainty, thereby increasing their willingness to remain with the Company notwithstanding the outcome of a possible Change of Control transaction; and

WHEREAS, the Company recognizes that its executives will be involved in evaluating or negotiating any offers, proposals or other transactions which could result in Changes of Control of the Company and believes that it is in the best interest of the Company and its stockholders for such executives to be in a position, free from personal financial and employment considerations, to be able to assess objectively and pursue aggressively the interests of the Company's stockholders in making these evaluations and carrying on such negotiations; and

WHEREAS, the Board of Directors (the "Board") of the Company believes it is essential to provide the Executive with compensation arrangements upon a Change of Control which provide the Executive with individual financial security and which are competitive with those of other corporations, and in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement and approved the employment of Henry A. Miller as Chief Financial Officer, (CFO), Executive Vice President of Finance and Senior Counsel upon the execution of this Agreement.

WHEREAS the Executive is an Officer of the Company and is employed in the Business (as defined below) operated by the Company;

WHEREAS, the Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined herein). The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the current Company and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a Change of Control that ensure that the compensation and benefits expectations of the Executive will be satisfied and that are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW THEREFORE in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

1.   **Defined Terms**

(a) "Cause" shall mean (i) the continued failure by the Executive, after written notice and a 45 day cure period, to perform his material responsibilities and duties toward the Company (other than any such failure resulting from the Executive's incapacity due to physical or mental illness), (ii) the engaging by the Executive in willful or reckless conduct that is demonstrably injurious to the Company monetarily or otherwise, (iii) the conviction of the Executive or a plea of nolo contendere to a felony or a crime of moral turpitude, or (iv) the commission or omission of any act by the Executive that is materially inimical to the best interests of the Company and that constitutes on the part of the Executive common law fraud or malfeasance, misfeasance, or nonfeasance of duty; provided, however, that "cause" shall not include the Executive's lack of professional qualifications. For purposes of this Agreement, an act, or failure to act, on the Executive's part shall be considered "willful" or "reckless" only if done, or omitted, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. The Executive's employment shall not be deemed to have been terminated for "cause" unless the Company shall have (A) given or delivered to the Executive reasonable written notice setting forth the reasons for the Company's intention to terminate the Executive's employment for "cause," and (B) provided the Executive a reasonable opportunity to cure the act or omission that is the basis for the proposed termination for cause, to the extent curable.

(b) "Change of Control" shall mean:

(i)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Section 1(d), the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition by any corporation pursuant to a transaction that complies with Sections 1(b)(iii)(A), 1(b)(iii)(B) and 1(b)(iii)(C);

(ii)   Any time at which individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or;

(iv)   A sale or disposition of all or substantially all of the assets of the Company to an unrelated party; or

(v)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(vi)   The Board at anytime may change, in a manner more favorable to the Executive, the definition of Change of Control.

(c)   "Code" shall mean the Internal Revenue Code of 2006, as amended.

(d)   "Disability," for purposes of this Agreement, shall mean total disability as defined in any long-term disability plan sponsored by the Company in which the Executive participates, or, if there is no such plan or it does not define such term, then it shall mean the physical or mental incapacity of the Executive that prevents him from substantially performing the duties of the office or position to which he was elected or appointed by the Board for a period of at least 180 days and the incapacity is expected to cause death or last at least (1) year.

(e)   The "Change of Control Date" shall be any date during the term of this Agreement on which a Change of Control occurs. Anything in this Agreement to the contrary notwithstanding, if the Executive's employment or status as an elected officer with the Company is terminated within six (6) months before the date on which a Change of Control occurs, and it is reasonably demonstrated that such termination (i) was at the request of a third party who has taken steps reasonably calculated or intended to effect a Change of Control or (ii) otherwise arose in connection with or anticipation of a Change of Control, then for all purposes of this Agreement the "Change of Control Date" shall mean the date immediately before the date of such termination.

(f)   "Parent" shall mean any entity that directly or indirectly through one or more other entities owns or controls more than 50 percent of the voting stock or common stock of the Company.

(g)   "Subsidiary" shall mean a company 50 percent or more of the voting securities of which are owned, directly or indirectly, by the Company.

(h) "Board" shall mean the Board of Directors of the Company;

(i) **"**Business" shall mean the business presently or hereafter carried on by the Company in the area of mineral resource exploration and development;

(j) "Stock Option Plan" shall mean the incentive stock option plan of the Company for directors, officers, employees and other service providers of the Company.

2. **Employment**

(a) The Company shall employ the Executive and the Executive shall serve the Company and its subsidiaries as Chief Financial Officer, Executive Vice-President Finance and Senior Counsel or in such other capacity or capacities as may be determined by the Board from time to time. The Executive shall report to the Chief Executive Officer of the Company and the Board.

(b) The Executive represents, to the best of his knowledge, that he has the required skills and experience to perform the duties required of him as Chief Financial Officer, Executive Vice President of Finance and Senior Counsel and agrees to be bound by the terms and conditions of this Agreement.

(c) The Executive will be employed on a full-time basis for the Company and will devote himself exclusively to the Business and will not be employed or engaged in any capacity in any other business which is in competition with the Business of the Company, without the prior written approval of the Company.

(d) The Executive acknowledges that in carrying out his duties and responsibilities:

  i) the Executive shall comply with all lawful and reasonable instructions as may be given by the President and Chief Executive Officer of the Company or the Board;

  ii) the Executive will perform his duties with the highest level of integrity and in a manner which shall engender the Company's complete confidence in the Executive's relationship with other employees of the Company and with all persons dealt with by the Executive in the course of employment; and

  iii) the Executive will perform his duties in a diligent, loyal, productive and efficient manner and use his best efforts to advance the Business and goodwill of the Company.

(e) The Executive is employed on a full-time basis for the Company and he understands that the hours of work involved will vary and be irregular and are those hours required to meet the objectives of the employment.

(f) The Company shall reimburse the Executive for reasonable moving expenses and all other reasonable expenses associated with relocation by the executive to the city where the Company's principal office is located.

3. **Compensation and Benefits**

As compensation for the services to be rendered by the Executive to the Company, the Company agrees to provide the remuneration and benefits set out in this clause 3.

(a)   ***Base Salary and Discretionary Bonus***

Except as per the limitation set out below in 3(a), the Executive shall be paid a minimum annual base salary of US$200,000.00 to be reviewed annually (and not decreased) by the Board. Said salary shall be subject to all statutory and other deductions and shall be paid monthly, in arrears, by cheque or deposit, or such other periodic installments as may be from time to time agreed. In addition, the Executive is entitled to participate in an executive management bonus program and receive a discretionary performance bonus in such amount, if any, as the Board in its sole discretion may determine. The bonus so determined will be paid annually as cash or other form of remuneration. The amount of bonus will be determined by the achievement of objectives set out by the Board for the executive management team and will be related to achievements which benefit the company.

(b)   ***Grant of Stock Options, Shares, and Bonuses***

The Executive shall be eligible to receive stock options granted pursuant to a Stock Option Plan, and, as may be affected for bonuses, on such terms and conditions as the Board in its discretion may determine. The Executive is granted Non-qualified Stock Options as of the effective date of signing this Agreement, at a strike price based upon the closing stock price on April 21, 2006 of $3.32 which vests as follows:

> 200,000 Shares – vest immediately   - Expire 4/20/2011
> 200,000 Shares – vest 4/21/2007   - Expire 4/20/2012
> 200,000 Shares – vest 4/21/2008   - Expire 4/20/2013

Upon a Change of Control, any and all Common Shares, options, or other forms of securities or equity ("Equity") issued by the Company and beneficially owned by the Executive (whether granted before or after the date of this Agreement) that are unvested, restricted, or subject to any similar restriction that would otherwise require continued ownership by the Executive beyond the Change of Control Date in order to be vested in the hands of the Executive shall accelerate vest automatically without further action by the Board. The Company agrees, at the earliest possible time, to cause the shares underlying the above option grants to be registered with the SEC and in no event later than the Company causes any of its other shares to be so registered on behalf of shares underlying the options of board members or other executive employees.

(c)   ***Health (Medical and Vision), Dental, Long Term Disability and Life Insurance***

The Executive shall be entitled to receive and participate in health (medical and vision), dental, long-term disability and life insurance programs as are made available by the Company to other employees holding similar positions of importance to the Company, provided that the Company may modify, suspend, or discontinue any or all of such benefits for its employees generally or for any group thereof, without obligation to replace any such modified, discontinued or suspended benefit with any other benefit or to otherwise compensate the Executive in respect thereof, provided however, that, in all events, the Company shall maintain health insurance for the Executive for the Term, plus the 24 month period referenced in paragraph 6(f).

(d)   ***Stock Appreciation Award in the Event of a Change of Control***

In the event of a Change of Control of the company, the Executive shall be entitled to a share appreciation in common shares of 100% of executive's fully diluted equity position determined at such time as the transaction as defined above is concluded. Executive's fully diluted equity position shall include all shares, options (vested and unvested), and warrants in Executive's name.

4. **Vacation**

The Executive will be entitled to twenty (20) days of vacation during each twelve (12) month period plus usual statutory and other public holidays, the timing of such vacation to be mutually agreed upon between the Executive and the Company. In that the spirit of this vacation provision is that the Executive should take vacation but may, because of the duties required of the Executive, prevent him from taking said vacation, the Executive shall be paid the cash equivalent of any unused vacation entitlement at the end of each year, but in no way shall unused vacation time accrue to the next 12 month period.

5. **Expenses**

The Executive shall be reimbursed by the Company for business expenses incurred as a result of his work on behalf of the Company. With the exception of travel to or from Canada all international travel shall be business class. The Company shall reimburse the Executive for such expenses upon presentation of supporting documentation satisfactory to the Company in accordance with the tax principles applicable in the United States for such reimbursement and the Company's established reimbursement policies, as those policies may be modified from time to time in the Company's discretion.

6. **Terms of the Agreement and Termination**

(a) This Agreement shall commence on the date hereof and shall terminate three years hence on the third anniversary of this Agreement (the "Term") unless terminated pursuant to the provisions hereof.

(b) The Executive may terminate his employment pursuant to this Agreement by giving at least two (2) months' advance notice in writing to the Company. The Company may waive such notice unless otherwise agreed to in writing, in whole or in part and if it does so, the Executive's entitlement to remuneration and benefits pursuant to this Agreement will cease on the date it waives such notice.

(c) The Executive's employment shall be terminated upon the death of the Executive whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive's heirs, executors, administrators or personal representatives in accordance with the terms of the Stock Option Plan.

(d) The Executive's employment shall be terminated upon the Disability of the Executive, whereupon all stock options granted to the Executive shall immediately vest and shall be exercisable by the Executive's heirs, executors, administrators or personal representatives.

(e) In the event of an Change of Control, the Executive's employment shall be deemed to have been terminated without cause and the Company shall be obligated to pay the Executive the amount of severance payments calculated in accordance with subparagraph 6(f) hereof.

(f) The Executive's employment may be terminated without cause by majority vote of the Board. In the event that the Executive's employment is so terminated, or is deemed to have been terminated pursuant to subparagraph 6 (e) herein, without cause, any stock options or other Equity granted but not vested shall be deemed to have immediately vested and the Company shall pay to the Executive 24 months salary, in compensation for the Executive's loss of employment, together with a payment equal to 100% of any bonus entitlement of the Executive for each year in such 24 month period and any other compensation which the Executive is entitled to receive, including substantially similar health related benefits as provided by the company will also continue for a period of 24 months. The Executive shall not have the duty to mitigate damages. For the purpose of calculating such payments, including without limitation, in the event of a Change of Control, all Federal and State taxes and Federal excise taxes (e.g., parachute taxes, including without limitation, all taxes due under IRS Section 280(g) and similar provisions) shall be grossed-up, so that Executive is not adversely affected by the acceleration of any stock options or other Equity in the event of a Change of Control.

(g)   The Company may terminate the Executive's employment without notice or payment in lieu thereof, for cause. For the purposes of this Agreement "cause" shall mean, in addition to the above definition in section 1, (i) the failure to follow the written policies or directions of the Chief Executive Officer of the Company or the Board which are not inconsistent with this Agreement or contrary to applicable law, and 45 days to cure such failure, (ii) neglect of responsibilities after the receipt of written notice setting forth the performance deficiencies and 45 days to cure such deficiencies, (iii) acts of material dishonesty, fraud, misrepresentation, insubordination, harassment or employment discrimination, and (iv) indictment for a felony.

(h)   In the event of a reorganization mandated by the Board which results in a splitting out of the function of Chief Financial Officer (CFO) function into a separate function the Executive's salary and benefit, including salary increase award, annual bonus, and awarding of options or other incentives will remain undiminished.

(i)   Before the end of the first 6 months of the last year of this Contract the Company must declare in writing whether a follow-up contract will be offered, and if such is offered the terms of such contract will be stated in full. Such Follow-on Contract will be for no less than two years in duration.

7.   Notices

(a)   Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive's address disclosed on the face page hereof (or such address as the Executive may later provide in writing to the Chief Executive Officer or Secretary of the Company).

(b)   Any notice required or permitted to be given to the Company shall be sufficiently given if delivered to the Chief Executive Officer or Secretary of the Company personally or if mailed by registered mail to the Company's head office at its address disclosed on the face page hereof.

(c)   Any notice given by mail shall be deemed to have been given forty-eight hours after the time it is posted.

8.   D&O Insurance

The Company shall maintain D&O Insurance coverage on Executive on the same basis as it maintains on the other senior executives of the Company.

9.   Entire Agreement

This Agreement terminates, replaces and supersedes all prior agreements, oral or written, between the parties hereto. This Agreement contains the final and entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and they shall not be bound by any terms, conditions, statements, covenants, representations, or warranties, oral or written, not herein contained with respect to the subject matter hereof.

10.   Headings

The headings in this Agreement are for convenience of reference only, and under no circumstances should they be construed as being a substantive part of this Agreement nor shall they limit or otherwise affect the meaning hereof.

11.   Warranty

The parties represent and warrant that there are no restrictions, agreements or limitations on their rights or ability to enter into and perform the terms of this Agreement.

12.   **Severability**

In the event that any provision of this Agreement is found to be void, invalid, illegal or unenforceable by a court of competent jurisdiction, such finding will not affect any other provision of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

13.   **Modification**

Any modification of this Agreement must be in writing and signed by both the Executive and the Company or it shall have no effect and shall be void.

14.   **Waiver**

The wavier by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation.

15.   **Assignment of Rights**

The rights which accrue to the Company under this Agreement shall pass to its successors or assigns. The rights of the Executive under this Agreement are not assignable or transferable in any manner.

16.   **Independent Legal Advice**

The Executive acknowledges that he has read and understands this Agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

17.   **Time of Essence**

Time shall be of the essence of this Agreement.

18.   **Governing Law**

The Agreement shall be governed by and construed in accordance with the laws of the State of Idaho. Any dispute between the Company and Executive shall be brought exclusively in the State or Federal Courts located in Idaho State. In the event of such dispute, the prevailing party shall be entitled to recover its reasonable attorneys fees and costs.

IN WITNESS WHEREOF the parties have duly executed this Agreement effective this 21st day of April, 2006.

By: /s/ Henry A. Miller
Henry A. Miller

IDAHO GENERAL MINES, INC.

 /s/ Robert L. Russell
By: Robert L. Russell
President and CEO

Exhibit 99.2

Idaho General Announces Addition of Henry A. Miller as Executive Vice President—Finance and Senior General Counsel

SPOKANE, Wash.—(BUSINESS WIRE)—April 24, 2006—Idaho General Mines, Inc. (OTCBB:IGMI) is pleased to announce Henry A. Miller has been appointed Chief Financial Officer, Vice-President Finance and Senior Counsel of the Company. Mr. Miller adds over 25 years management experience in US and international natural resource development to IGMI's Executive Team.

Mr. Miller was associated with Freeport-McMoRan natural resource companies from 1985 through 2003 serving in various capacities including Vice President and General Counsel of Freeport-McMoRan Copper & Gold Inc, an international publicly traded mining company with operations in Asia and Europe. As General Counsel, Mr. Miller was responsible for all general corporate legal matters including antitrust issues, securities compliance, FCPA compliance, credit facilities, major construction contracts, acquisitions and mergers along with tax compliance and reporting responsibilities. In addition, Mr. Miller served as Vice President, Taxes for Freeport-McMoRan Copper & Gold Inc., McMoRan Oil & Gas Company and Freeport-McMoRan Inc (a natural resource company with fertilizer, gold, geothermal and oil and gas operations).

Prior to joining Freeport-McMoRan, Mr. Miller served as Assistant Tax Counsel for UNOCAL's mineral division which operations included Molycorp, the Sweetwater Uranium Mine and the Parachute Creek Oil Shale project.

In 1999 Mr. Miller co-founded Enhanced Capital Partners, LLC, a national investment firm specializing in state-specific investments in small and emerging companies with its private investment funds in Alabama, Colorado, Louisiana, New York, Texas, and Washington, D.C. Mr. Miller serves on the Board of Directors and until recently served as the Chief Financial Officer while managing three Louisiana investment funds. Since 2003, Mr. Miller has been of counsel to the law firm of Middleberg, Riddle & Gianna.

Robert L. Russell, President and CEO of Idaho General Mines, Inc. also announced the Company's senior management organization mandated by the Board of Directors as follows:

Henry A. Miller is appointed CFO, Executive VP Finance and Senior Counsel.

Matthew F. Russell, who has been VP Operations, becomes COO and Executive VP Operations.

Robert L. Dumont, who has been Acting CFO, becomes Executive VP Business Strategies and Investor Relations.

The above positions report to Robert L Russell, President and Chief Operating Officer. Russell further stated, "With adequate financing in hand for permitting of the Mount Hope Project, this affords us a high quality senior staff to professionally guide the permitting, financing, and construction of the Mount Hope Project as well as take on growth opportunities." Russell further stated, "We are well on the way to staffing our field management for Mount Hope and opening a field office in Eureka, Nevada in preparation for moving the Plan of Operations forward."

Idaho General Mines, Inc. is an American mineral exploration company specializing in advanced-stage molybdenum projects. Idaho General holds the Mount Hope Project in central Nevada which contains one of the largest undeveloped molybdenum-porphyry deposits in the world, estimated to consist of 920 million metric tonnes of mineralized material that is expected to produce approximately 1.3 billion pounds of recoverable molybdenum during its 53-year lifetime. The Idaho General portfolio contains additional molybdenum, copper, and gold projects throughout the western United States. Idaho General is led by a highly-qualified technical and financial management team. Its stock trades on the OTC Bulletin Board under the symbol "IGMI," and its website is www.idahogeneralmines.com.

Statements herein that are not historical facts, such as future financing plans, the intention to list the company's stock on the TSX and expected amount of mineralized material and anticipated mine production, are "forward-looking statements" and involve a number of risks and uncertainties. The company's actual results could differ materially from the forward-looking statements made herein or the anticipated results expected or implied therefrom. These risks and uncertainties include, but are not limited to, volatility of metals prices and production, exploration risks and results, political risks, project development risks, the company's ability to raise required financing and other risks that are described in the company's filings with the Securities and Exchange Commission, including those on Form 8-K, 10SB, 10-QSB and 10-KSB. Please refer to such filings for a more detailed discussion of factors that may impact the company's future results. Idaho General undertakes no obligation to update forward-looking statements contained herein.

Contact:

Idaho General Mines, Inc.
Robert L. Dumont, 509-838-1213